NEWS RELEASE	RUBICON
MINERALS CORPORATION
TORONTO STOCK EXCHANGE SYMBOL: RMX AMEX SYMBOL: RBY	PR08-03 April 14, 2008

Rubicon Reports More High Grade Gold from New F2 Zone Discovery
Phoenix Gold Project, Red Lake, Ontario
- 42.4 g/t gold over 11.0 metres (1.24 oz/ton over 35.6 feet) in F2-08 -
- Additional assays from hole F2-07 expand intercept to 24.4 g/t over 17.0 metres (0.71 oz/ton over 55.8 feet)-

Rubicon Minerals Corp (RMX.TSX : RBY.AMEX) is pleased to report further high-grade results from its new F2 Zone discovery at the 100% controlled Phoenix Gold Project, located in the heart of the prolific Red Lake gold district.

A quartz vein and vein breccia zone in hole F2-08, located approximately 90 metres (295 feet) vertically above the previously reported intercept in F2-07, (see news release dated March 31, 2008), and within what is currently interpreted to be the same, or related, structure has returned an interval grading 42.4 g/t gold over 11.0 metres (1.24 oz/ton gold over 35.6 feet) core length at 290 metres below surface. Assays for additional mineralized samples above and below this zone are pending.

Recently received assays for drill hole F2-07 expand the previously reported high-grade intercept in this hole to 24.4 g/t gold over 17.0 metres (0.71 oz/ton over 55.8 feet) core length. This interval includes the section grading 36.5 g/t gold over 8.0 metres (1.06 oz/ton over 26.5 feet) as originally reported in the March 31, 2008 news release.

Current information suggests that the F2-07 and F2-08 high-grade intercepts may be lenses or shoots developed within a robust gold-bearing structure that also hosts thick, lower grade intervals such as the 28.0 metre interval grading 3.3 g/t gold including 5.1 g/t gold over 9.0 metres present in F2-02 (see news release March 31, 2008 and drill section on www.rubiconminerals.com). However, this interpretation is preliminary in nature and significantly more drilling is required to gain a better understanding of gold distribution within the F2 Zone.

“This latest intercept confirms our view that the F2 Zone is a significant new discovery in Red Lake. This new zone is at a relatively shallow depth and is readily accessible to exploration. We are continuing to drill the F2 area from land and await warmer weather to allow commencement of barge-based drilling which will optimize our flexibility to explore the zone. With approximately $28 million in our treasury, we are well positioned to continue to aggressively drill this new discovery.” said David Adamson, President and CEO.

Gold in the F2 Zone is best developed within mafic volcanics as multiple and complex quartz veins, breccias and silica replacement zones that typically contain visible gold and trace to 3% sulphides. As was the case for previously reported drill hole F2-07, gold grades in F2-08 are generally evenly distributed throughout the reported section. Gold mineralization occurs near a major ultramafic-mafic contact, which is considered important since existing major gold deposits in the Red Lake gold district are developed within a similar setting. True thicknesses of reported intercepts in this release are not yet known although current observations indicate a moderate to high angle to the core axis.

The F2 Zone is currently being explored at relatively shallow depths below surface (200-400 metres) and is only 450 metres east of the existing, 142 metre-deep, currently flooded exploration shaft which could facilitate underground access should additional drilling provide sufficient encouragement. In this regard, the Company conducted baseline environmental studies in 2007. These studies will allow the Company to expedite the permitting process required to accommodate year-round, underground exploration access to this zone.  To reach such a decision point will require considerably more information which can only be gained through the completion of additional drilling.

Photographs and a location map of the new intercept will be posted on the Company website at www.rubiconminerals.com.

Rubicon Minerals Corporation has approximately $28 million in cash and is an exploration company focusing on exploring for gold in politically safe jurisdictions with high geological potential. Rubicon controls over 180,000 acres of prime exploration ground in the prolific Red Lake gold camp of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon also controls over 500,000 acres surrounding the Pogo Mine in Alaska as well as 225,000 acres in northeast Nevada. Rob McEwen, President and CEO of McEwen Capital, former Chairman and CEO of Goldcorp, owns 31% of the company.

RUBICON MINERALS CORPORATION

“David W. Adamson”
President & CEO

Assays were conducted on sawn NQ-sized half core sections. The saw blade is routinely cleaned between samples when visible gold is noted during logging and sampling of the drill core. Assays were conducted by SGS Minerals Services using standard fire assay on a 30 gram (1 assay ton) sample with a gravimetric finish procedure. Standards, blanks and check assays were included at regular intervals in each sample batch.  Gold standards were prepared by CDN Resource Laboratories Ltd.  Work programs are supervised by Terry Bursey, P.Geo. the project Qualified Persons under the definition of NI 43-101.

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding future exploration programs and joint venture partner participation.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, the timing of the receipt of shareholder, regulatory and governmental approvals for Rubicon's proposed transactions, the availability of financing for Rubicon's proposed transactions and exploration and development programs on reasonable terms and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially.

For more information, contact Bill Cavalluzzo, VP Investor Relations,   Toll free: 1.866.365.4706, E-mail: bcavalluzzo@rubiconminerals.com
Rubicon Minerals Corporation, Suite 1540–800 West Pender Street, Vancouver BC, CANADA  V6C 2V6
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